	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000
	www.cooley.com	Washington, DC 202 842-7800

October 6, 2005	JAMES F. FULTON, JR. (650) 843-5103 fultonjf@cooley.com

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 04-06

Washington, D.C. 20549

Attention: Barbara Jacobs

Re:	Website Pros, Inc. Registration Statement on Form S-1/A-4 (File No. 333-124349)

Ladies and Gentlemen:

On behalf of our client, Website Pros, Inc. (“Website Pros” or the “Company”), we are electronically transmitting a conformed copy of the Company’s Amendment No. 5 to its registration statement on Form S-1 (the “Registration Statement”), marked to show changes from the registration statement filed with the Commission on October 3, 2005. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 5.

Amendment No. 5 is being filed in further response to comment 3 from the Staff’s letter dated September 26, 2005, setting forth the Staff’s comments regarding the Registration Statement and to make certain other updates to the Registration Statement.

The text of the Staff’s comment 3 has been included below for your convenience. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Registration Statement.

3.	We note your response to prior comment one from our last letter stating that the Jupiter Research study is available without cost through a publicly accessible Website, but that the IDC report costs approximately $4,500. Please tell us how investors may access the Jupiter Research study. Also, in light of the costs associated with access to IDC report we continue to believe that you should file a consent as an exhibit with respect to the use of the IDC report in the registration statement. Alternatively, you may delete references to this report.

The Company has supplementally provided by electronic mail to Barbara Jacobs, Esq., the Website for the Jupiter Research study. The Company has filed IDC’s consent as Exhibit 99.1 to the Registration Statement in response to the Staff’s comment.

* * *

The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the Registration Statement orally.

Barbara Jacobs

October 6, 2005

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In addition, we hereby request, pursuant to 17 C.F.R. § 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at the number set forth below, rather than rely upon the United States mail for such notice.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Respectfully submitted,

/s/ James F. Fulton, Jr.

James F. Fulton, Jr.

cc:	David Brown, Website Pros, Inc. (without enclosures) Kevin Carney, Website Pros, Inc. (without enclosures) Brent B. Siler, Esq., Wilmer Cutler Pickering Hale and Dorr LLP (without enclosures)

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